1272430

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04048916

October 14, 2004

John D. Wilson, Esq.
King & Spalding LLP
191 Peachtree Street
Atlanta, Georgia 30303-1763

Act	Exchange Act
Section	Regulation M
Rule	102
Public Availability	ASAP

Re: Paladin Realty Income Properties, Inc.
File No. TP 04-92

Dear Mr. Wilson:

In your letter dated October 4, as supplemented by conversations with the staff, you request an exemption from Rule 102 of Regulation M and an exemption from or, alternatively, a no-action position under, Rule 13e-4 under the Exchange Act to permit Paladin Realty Income Properties, Inc. (the "Company") to redeem shares of its common stock under the Company's Redemption Plan while the Company is engaged in a distribution of shares of its common stock. We have attached a copy of your letter to this response to avoid reciting the facts. Unless otherwise noted, each defined term in this letter has the same meaning as in your letter.

As a consequence of the continuous offerings of the Company's shares of common stock, the Company will be engaged in a distribution of shares of its common stock pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of shares of its common stock or any reference security by the Company or any affiliated purchaser of the Company are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102. Furthermore, in connection with the Company's periodic redemptions of shares of its common stock pursuant to its Redemption Plan, the Company may be engaged in an issuer tender offer for purposes of Rule 13e-4 under the Exchange Act.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 102 of Regulation M to permit the Company to redeem shares of its common stock under its respective Redemption Plan while the Company is engaged in a distribution of shares of common stock. In granting this exemption, we considered the following facts, among others:

- shareholders of the Company must have held the shares of common stock in the Company for at least one year to participate in the Redemption Plan; however, if the shareholder

redeems all of his or her shares, there would be no holding period requirement for shares purchased pursuant to the Reinvestment Plan;
- there is no trading market for the Company's common stock and the Company will terminate its Redemption Plan in the event a secondary market for its common stock develops;
- the shares of common stock will be redeemed at a price related to, and at a fixed discount from, the public offering price of the common stock at the time of redemption. During periods when the Company is not engaged in an offering, the per share price of the Common Stock, for purposes of repurchase, will be 93% of the then-current net asset value per share, as determined by the board of directors;
- in no event will the number of shares repurchased by the Company under the Redemption Plan in any consecutive 12-month period exceed 3% of the number of shares of outstanding Common Stock at the beginning of such 12-month period; and
- the terms of the Redemption Plan will be fully disclosed in the Company's Registration Statement.

This exemption is subject to the condition that the Company shall terminate its Redemption Plan during the distribution of its common stock if a secondary market for its common stock develops.

In addition, based on your opinion that the Redemption Plan does not constitute an issuer tender offer subject to Rule 13e-4, the facts and representations made in your correspondence and in conversations with the staff, the Division of Corporation Finance, without necessarily concurring with the analysis and conclusions set forth in your letter, will not recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases made under the Redemption Plan. In issuing this no-action position, the Division of Corporation Finance considered the following facts, among others:

- that in any consecutive 12-month period the number of shares repurchased by the Company under its Redemption Plan will not exceed 3% of the number of shares of outstanding common stock of the Company as of the beginning of such 12-month period;
- the repurchase price will be based on a discount of the then-current offering price, or if the repurchase is not during an offering, at a discount to the then-current net asset value per share;
- repurchases will be made on a quarterly basis;
- shareholders can tender shares for repurchase at any time during the quarter;
- shareholders can withdraw tendered shares at any time prior to when their shares are repurchased;
- the Company will purchase shares on a pro rata basis at the end of each quarter in the event the amount of available aggregate net proceeds from the sale of shares is insufficient to satisfy all of the current repurchase requests;

- the Company will provide thirty days advance notice prior to amending or suspending the Redemption Plan;
- the terms of the Redemption Plan will be fully disclosed in the Company's prospectus; and
- there is no trading market for the Company's common stock.

The foregoing exemption from Rule 102 and no-action position taken under Rule 13e-4 are based solely on your representations and the facts presented to the staff, and are strictly limited to the application of Rule 102 and Rule 13e-4 to the Redemption Plan as described above. The Redemption Plan should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Company.

The Division of Market Regulation and Division of Corporation Finance express no view with respect to any other question that the Redemption Plan may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, the Redemption Plan.

For the Commission, by the
Division of Corporation Finance,
pursuant to delegated authority,

Brian V. Breheny
Chief
Office of Mergers & Acquisitions
Division of Corporation Finance

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Office of Trading Practices and Processing
Division of Market Regulation

Attachment

KING & SPALDING LLP

191 Peachtree Street
Atlanta, Georgia 30303-1763
www.kslaw.com

John D. Wilson
Direct Dial: 404/572-3506
Direct Fax: 404/572-5147
jdwilson@kslaw.com

October 4, 2004

Rule 102(e) of Regulation M
Rule 13e-4 of the Securities Exchange Act of 1934

Office of Trading Practices and Processing
Division of Market Regulation
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attn: James A. Brigagliano
Assistant Director

Office of Mergers & Acquisitions
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attn: Brian V. Breheny
Chief

Re: Paladin Realty Income Properties, Inc./ Request for Exemption under Rule 102(e) of Regulation M; Request for Determination or Exemption under Rule 13e-4

Ladies and Gentlemen:

We are counsel to Paladin Realty Income Properties, Inc. (the "Company"). The Company is a Maryland corporation which intends to operate, for federal income tax purposes, as a real estate investment trust. On behalf of the Company, we request that the Division of Market Regulation, pursuant to the authority delegated to it by the Securities and Exchange Commission (the "Commission"), grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to redemptions by the Company of shares of its common stock under its proposed stock redemption plan in accordance with the terms detailed below, under the authority provided in Rule 102(e) of Regulation M. We also request that the Division of Corporation Finance concur in the Company's opinion that redemptions under its proposed stock redemption plan will not constitute an issuer tender offer within the meaning of Rule 13e-4 promulgated under the Exchange Act during the period of the plan when aggregate annual redemptions are limited to no more than 3% of outstanding shares, as described below, or, in the alternative, that the Division of Corporation Finance, under the authority provided in Rule

13e-4(h)(9), exempt such redemptions, either unconditionally or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of Rule 13e-4.

The Company

The Company was incorporated in Maryland in October 2003, and was formed primarily to invest in a diversified portfolio of real estate properties, focusing primarily on properties that produce current income. The Company currently does not own any properties.

The Company has issued 500 shares of its common stock to Paladin Realty Partners, LLC, the Company's sponsor and an affiliate of Paladin Realty Advisors, LLC, the Company's advisor ("Paladin Advisors"). Paladin Realty Partners is currently the Company's sole stockholder. Paladin Advisors also contributed $200,000 to Paladin Realty Income Properties, L.P., the Company's operating partnership, in connection with the Company's initial capitalization. The Company has filed a registration statement (Registration No. 333-113863) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with the Commission. Pursuant to the Registration Statement, the Company intends to offer up to 38,500,000 shares of its common stock, par value $0.01 per share (the "Common Stock"), in an initial public offering, at an offer price of $10.00 per share, including 3,500,000 shares offered pursuant to the Company's dividend reinvestment plan described below (collectively the "Offering"). The Registration Statement has not yet been declared effective by the Commission and, therefore, the Company has not commenced the Offering. We have provided a copy of the Registration Statement with this letter.

Shares of the Common Stock will not be listed on any securities exchange or the NASDAQ National Market, nor will such shares be the subject of *bona fide* quotes on any inter-dealer quotation system or electronic communications network. The Company will file all reports required by Section 13(a) or 15(d) of the Exchange Act. The Company is not currently subject to the reporting requirements of the Exchange Act; however, as soon as the Registration Statement is declared effective the Company will be required to do so under the Exchange Act.

Currently there exists no regular secondary trading market for the Company's Common Stock, and it is anticipated that no such market will exist in respect of the Common Stock during or after the Offering, unless and until the Company determines to list the Common Stock on a national securities exchange or the NASDAQ National Market. To provide stockholders with some liquidity in respect of their Common Stock, the Company intends to adopt the redemption plan described below. A dividend reinvestment plan also has been adopted for use by the Company to facilitate the reinvestment by the Company's stockholders of dividends paid by the Company. The terms of the Company's dividend reinvestment plan are more fully described in the Registration Statement.

Reinvestment and Redemption Plans

Dividend Reinvestment Plan

The Company has adopted a dividend reinvestment plan (the "Reinvestment Plan") pursuant to which stockholders may elect to have cash dividends attributable to shares of Common Stock they own reinvested in additional shares of Common Stock. The Company anticipates that, generally, cash dividends will be paid to stockholders on a monthly basis.

All dividends paid to participating stockholders will be reinvested on their behalf in shares of Common Stock on the date that the dividends are paid. Any dividends not so invested will be returned to the participating stockholders. During the Offering, stockholders will be allowed to purchase additional shares of Common Stock from the Company, with their dividends, pursuant to the Reinvestment Plan at $10.00 per share. The Company will pay sales commissions of up to 7.0% with respect to shares purchased pursuant to the Reinvestment Plan. After the Offering and until the Common Stock of the Company is listed, if ever, the per share price of the Common Stock of the Company under the Reinvestment Plan will be determined by the board of directors of the Company based on the consideration of factors indicating the fair market value of the shares, such as the then-current net asset value of the Company's portfolio and the then-current offering price of the Company's shares, if any. Upon listing, if listing ever were to occur, the price of shares of Common Stock to be acquired by any participant in the Reinvestment Plan will be the then-current market price on the national securities exchange, national securities market or over-the-counter market on which the Common Stock is listed or traded on the purchase date.

Shares purchased under the Reinvestment Plan will be allocated among the Company's participating stockholders based on each participating stockholders portion of the aggregate dividends received on behalf of participating stockholders. Any uninvested dividends will be returned in cash to participants. Currently, under the Reinvestment Plan, participants may not make additional contributions to purchase shares of Common Stock in excess of the number of shares that can be purchased with their respective cash dividends; however, the board of directors of the Company may amend the terms of the Reinvestment Plan in the future to permit such additional contributions. The Company will be responsible for paying any administrative charges incurred in connection with its Reinvestment Plan.

Redemption Plan

There is currently no public secondary market for the Common Stock, and the Company believes that there will be no secondary market for the Common Stock during or after the Offering, unless and until the Company decides to list the shares of Common Stock. Therefore, in order to provide some liquidity to its stockholders, the Company intends to adopt a share redemption plan (the "Redemption Plan"). The terms of the Redemption Plan are fully disclosed in the Registration Statement.

Pursuant to the terms of the Redemption Plan, a stockholder who has held shares of Common Stock for more than one year may, with appropriate notice, present all or a portion of such stockholder's shares to the Company for redemption. In the limited event of a redemption request received after the death of a stockholder, the Company may waive the one-year holding period. If a stockholder redeemed all of his or her shares, there would be no holding period requirement for shares purchased pursuant to the Reinvestment Plan.

The Redemption Plan would permit the Company to redeem shares while it is engaged in a registered public offering or otherwise. When required, such redemptions will be effected through a reinvestment agent that will be a registered broker-dealer.

The Company will redeem its Common Stock promptly after the end of each calendar quarter, provided that the requisite written notice of redemption from stockholders is received. All requests for redemption must be postmarked by midnight on the last day of the applicable quarter and received by the Company within seven business days thereafter. Stockholders may withdraw their redemption request at any time prior to time at which their shares are repurchased.

The number of shares that the Company can redeem under the Redemption Plan will be limited in two ways. First, the Company will only use aggregate net proceeds from the sale of shares under the Reinvestment Plan to redeem shares. Second, during any 12-month period the Company will not redeem more than 3% of the number of shares of Common Stock outstanding as of the beginning of such 12-month period.

In the event the limitations above prevent the Company from repurchasing all the shares of Common Stock for which repurchase requests have been submitted, the Company plans to repurchase shares for which repurchase has been requested, to the extent permissible under such limitations, on a pro rata basis at the end of each quarter. A stockholder whose entire request is not honored may request that the shares that were not repurchased be repurchased on a subsequent quarterly repurchase date, if any, when the limitations of the Redemption Plan would then permit the repurchase. In such case the repurchase request will be retained on behalf of the Company and such shares will be repurchased, again on a pro rata basis with all other shares for which repurchase has been requested, at the end of the next quarter in which purchases are permitted. Alternatively, a stockholder whose shares are not repurchased may withdraw his or her request with respect to such shares. Stockholders will not relinquish to the Company their shares of Common Stock until such time as the Company commits to repurchasing such shares. The Company can make no guarantee that there will be sufficient funds to repurchase the shares of its Common Stock for which a repurchase request is received.

During the Offering, the price at which the Company will repurchase shares of Common Stock will be 93% of the offering price, or $9.30 per share. Likewise, during any subsequent offerings the repurchase price per share of Common Stock will be 93% of the per share offering price in such offering. During periods when the Company is not engaged in an offering, the per share price of the Common Stock, for purposes of repurchase, will be 93% of the then-current net asset value per share, as determined by the board of directors. Accordingly, the repurchase prices paid to stockholders for shares of Common Stock repurchased by the Company during periods in which it is not engaged in an offering may vary over time. The Company will announce any price adjustment and the time period of its effectiveness as part of its regular communications with stockholders.

Other than the disclosure required in the Company's prospectus (including supplements and amendments thereto) and in periodic Exchange Act reports, and the redemption price disclosure in stockholder communications after the Offering, the Company will not publicize its redemption program. The Company will not actively solicit redemptions. Its role in the program will be ministerial and merely to facilitate stockholder redemption requests.

Shares redeemed by the Company will be held as treasury shares. The Company will not resell such shares to the public unless they are first registered with the Commission under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws. The Company will terminate the Redemption Plan and the Company will not accept shares for redemption in the event the shares of Common Stock are listed on any national securities exchange or national market or if a secondary trading market for the Common Stock is otherwise established. Additionally, the board of directors of the Company may, in its discretion, terminate, amend or suspend the Redemption Plan if it determines that to do so is in the best interest of the Company. If the board of directors terminates, amends or suspends the Redemption Plan, the Company will provide stockholders with thirty (30) days advance written notice by means of either (1) an annual or quarterly report sent to stockholders, or (2) a separate mailing accompanied by disclosure in a current or periodic report under the Exchange Act.

Discussion

Regulation M

Rule 102(a) of Regulation M, which is intended to preclude manipulative conduct by those with an interest in the outcome of a distribution, prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase, a security that is the subject of a then-current distribution. Rule 102(e) of Regulation M authorizes the Commission to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions.

The Company respectfully requests that the Division of Market Regulation, pursuant to the authority delegated to it by the Commission, grant to the Company an exemption under Rule 102(e) to permit it to effect redemptions under the Redemption Plan, as proposed, inasmuch as such repurchases will not be actively solicited by the Company and will not be made with the purpose of trading in, and should not have the effect of manipulating or raising the price of, the Company's stock. The Redemption Plan was created solely to provide stockholders of the Company with a vehicle through which, after having held shares and been at risk for at least one year, they can liquidate a portion of their investment in the Company's Common Stock, in light of the fact that there is no public secondary trading market for the shares and the Company does not anticipate that a secondary trading market will develop unless and until the Company lists the Common Stock. Further, although stockholders of the Company will be apprised of the availability of the redemption feature at the time they purchase their shares by means of a description in the Company's prospectus, the Company will not actively solicit participation by its stockholders in the Redemption Plan. Stockholders desiring to present all or a portion of their shares for redemption will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating redemptions under the Redemption Plan will be ministerial and will merely facilitate the stockholders' exit from their investment in the Company.

Allowing the Company to effect redemptions under the Redemption Plan during an offering should not increase the potential for manipulation of the Company's stock price because the redemption price under the Redemption Plan will be fixed at 93% of the per share offering price in the offering. Because the redemption price during an offering will be less than, and fixed in relation to, the offering price of the Company's Common Stock, the risk that the market will be conditioned or stimulated by such redemptions should be virtually non-existent. In no event will the number of shares repurchased by the Company under the Redemption Plan in any consecutive 12-month period exceed 3% of the number of shares of outstanding Common Stock at the beginning of such 12-month period. The Redemption Plan requires the Company to accept redemption requests on a pro rata basis quarterly. Shares redeemed by the Company will be held as treasury shares and will not be resold to the public unless they are first registered with the Commission under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws. The Redemption Plan will terminate once the Company lists the shares of Common Stock on a national exchange or national market, or once a secondary trading market is otherwise established. Except as described above, the terms and conditions applicable to redemptions during an offering will be identical to those that would apply when an offering is not in effect.

For the foregoing reasons, we respectfully request that the Division of Market Regulation, pursuant to the authority delegated to it by the Commission and under the authority provided in Rule 102(e), grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M for redemptions under the Redemption Plan, as proposed, during the course of an offering, as described herein. The Company believes that the relief it requests in this letter is consistent with the relief granted by the Division of Market Regulation in Orange Hospitality, Inc. (Letter dated September 9, 2004); Hines Real Estate Investment Trust, Inc. (Letter dated June 18, 2004); CNL Income Properties, Inc. (Letter dated March 11, 2004); Wells Real Estate Investment Trust II, Inc. (Letter dated December 9, 2003); Inland Western Retail Real Estate Trust, Inc. (Letter dated August 25, 2003); and T REIT Inc. (Letter dated June 4, 2001), under Regulation M, and Excel Realty Trust Inc. (Letter dated May 21, 1992) under former Rule 10b-6. In particular, we note that (1) stockholders of the Company must hold shares of Common Stock for at least one year to participate in the Redemption Plan; (2) there is no trading market for the shares of Common Stock and the Company will terminate its Redemption Plan in the event a secondary market for its Common Stock develops; (3) during the Offering and any subsequent offerings, the shares of Common Stock will be repurchased at a price related to, and at a fixed discount from, the public offering price of the Common Stock at the time of repurchase and thereafter the repurchase price will be 93% of the then-current net asset value per share, as determined by the Company's board of directors; (4) the number of shares to be repurchased under the Redemption Plan will not exceed, at any time during a consecutive 12-month period, 3% of the number of shares outstanding at the beginning of such 12-month period; and (5) the terms of the Redemption Plan are fully disclosed in the Registration Statement.

The Company also believes that the requested relief is consistent with relief granted in Panther Partners, L.P. (Letter dated March 3, 1994) and Dean Witter Cornerstone Funds II, III and IV (Letter dated June 3, 1992) with respect to certain limited partnerships under former Rule 10b-6 where (1) no secondary market existed or was expected to develop for the limited partnership interests, (2) the motivation for repurchasing limited partnership interests was to create liquidity for limited partners, (3) the limited partnership interests were redeemed at prices that were based on the valuation of the partnerships' net assets, and (4) the redemption programs were to be terminated in the event a secondary market developed. The Company believes the Redemption Plan as proposed is consistent with those plans described in the aforementioned cases and, similarly, have a very low risk of the type of manipulation that Regulation M and former Rule 10b-6 were promulgated to address.

Rule 13e-4

Pursuant to Rule 13e-4 of under the Exchange Act, an issuer with equity securities registered under Section 12 of the Exchange Act or that is required to file periodic reports with the Commission pursuant to Section 15(d) is required, in connection with any tender offer for its own equity securities, to make certain disclosures with respect to such offers. The provisions of Rule 13e-4 are intended to prevent fraudulent, deceptive or manipulative acts in connection with issuer tender offers. The Company believes that redemptions under the Redemption Plan do not constitute issuer tender offers within the meaning of Rule 13e-4. As the court in SEC v. Carter Hawley Hale Stores, Inc., 760 F.2nd 945,950 (9th Cir. 1985), asserted, the term "tender offer" implies (1) active and widespread solicitation of public stockholders for the shares of an issuer; (2) that the solicitation is made for a substantial percentage of the issuer's stock; (3) the offer to purchase is made at a premium over the prevailing market price; (4) that the terms of the offer are firm, rather than negotiable; (5) that the offer is contingent on the tender of a fixed number of shares; (6) that the offer is open only for a limited period of time; (7) that the offeree is subjected to pressure to sell; and (8) a public announcement of an acquisition program prior to the accumulation of stock by a purchaser. Because virtually none of these factors apply to the Company in respect of redemptions under the Redemption Plan, the Company believes that such redemptions are not tender offers.

The Company believes that, despite the fact that the Redemption Plan will be described in its prospectus, the Company is not engaging in and will not engage in an active and widespread solicitation for its shares. Rather, information regarding the Redemption Plan is provided solely for the benefit of the Company's investors in order to provide them with information about the limited liquidity of their investment. Additionally, under the Redemption Plan, the Company would repurchase only up to a maximum of 3% of the number of outstanding shares of its Common Stock during any consecutive 12-month period. Further, no premium is to be paid by the Company for the shares repurchased (indeed, the shares are to be repurchased at a discount from the then-current offering price, or if a repurchase is not during an offering, at a discount to the then-current net asset-value per share) and the Redemption Plan is not contingent on the tender of a fixed number of shares. Finally, repurchases under the Redemption Plan may be made for an indefinite period of time. Consequently, the Company believes that repurchases made in accordance with the Redemption Plan would not be "issuer tender offers" subject to the disclosure requirements of Rule 13e-4.

In the event the Commission does not concur with the Company's position that such redemptions are not issuer tender offers, the Company respectfully requests an exemption from the disclosure requirements of Rule 13e-4, pursuant to authority provided under Rule 13e-4(h)(9). The Commission has granted such relief in instances where redemptions made under redemption programs were made for cash on a periodic basis at fixed prices which are either based on a discount of the price for a then-existing offering or based generally on the net asset values of the issuer's underlying assets, in some cases subject to the issuer's board approval. Please see Hines Real Estate Investment Trust, Inc. (Letter dated June 18, 2004); CNL Income Properties, Inc. (Letter dated March 11, 2004); Inland Western Retail Real Estate Trust, Inc. (Letter dated August 25, 2003); T REIT Inc. (Letter dated June 4, 2001); Puerto Rico Investors Flexible Allocation Fund (Letter dated June 15, 1999); Popular Balanced RIA Trust Fund (Letter dated April 29, 1999); CNL American Properties Fund, Inc. (Letter dated August 13, 1998); Puerto Rico Income & Growth Fund, Inc. (Letter dated March 27, 1998); First Puerto Rico Growth and Income Fund, Inc. (Letter dated November 5, 1997); and Merrill Lynch Puerto Rico Tax Exempt Fund, Inc. (Letter dated August 7, 1995). Such exemptions have been granted where no more than 5% of the outstanding shares of the issuer were likely to have been involved in the transactions for which exemptions were requested (such as Hines Real Estate Investment Trust, Inc. (Letter dated June 18, 2004); CNL Income Properties, Inc. (Letter dated March 11, 2004); Inland Western Retail Real Estate Trust, Inc. (Letter dated August 25, 2003); T REIT Inc. (Letter dated June 4, 2001); CNL American Properties Fund, Inc. (Letter dated August 13, 1998); and Brock Exploration Company (Letter dated May 30, 1980)). Because redemptions under the Redemption Plan (1) would be priced based on the offering price during an offering period, (2) would be made on a quarterly basis and (3) would only involve a very small percentage of the Company's outstanding shares, the Company believes the Redemption Plan as proposed would not bring about the abuses Rule 13e-4 was intended to prevent and should not be subject to Rule 13e-4.

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at (404) 572-3506.

Respectfully submitted,

John D. Wilson

Enclosure

cc: Michael B. Lenard